UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

METROPCS COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

591708102

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 591708102	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Madison Dearborn Capital Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 30,568,184 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 30,568,184 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,568,184 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

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CUSIP No. 591708102	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Madison Dearborn Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 30,581,312 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 30,581,312 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,581,312 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

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CUSIP No. 591708102	Page 4 of 8 Pages

The purpose of this Amendment No. 1 to Schedule 13G (this “Amendment”) is to report the disposition of MetroPCS Communications, Inc. common stock by Madison Dearborn Capital Partners IV, L.P., one of the Reporting Persons (as defined below), during the 2011 fiscal year. This Amendment amends the Schedule 13G previously filed by the Reporting Persons on February 14, 2008 (the “Schedule 13G,” and as amended by this Amendment, this “Statement”).

Item 1(a)	Name of Issuer:

MetroPCS Communications, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2250 Lakeside Boulevard

Richardson, Texas 75082-4304

Item 2(a)	Name of Person Filing:

This Statement is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Act:

(1)	Madison Dearborn Capital Partners IV, L.P. (“MDCP”); and

(2)	Madison Dearborn Partners IV, L.P. (MDP IV”),

each of which is referred to as a “Reporting Person,” or collectively the “Reporting Persons.” The Reporting Persons previously entered into an Agreement Regarding the Joint Filing of Schedule 13G (previously filed as Exhibit A to the Schedule 13G), dated February 14, 2008 (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to file the Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is Three First National Plaza, Suite 4600, Chicago, Illinois 60602.

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CUSIP No. 591708102	Page 5 of 8 Pages

Item 2(c)			Citizenship:

Each of MDCP and MDP IV is a limited partnership organized under the laws of the State of Delaware.

Item 2(d)			Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e)			CUSIP Number:

591708102

Item 3			If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4			Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

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CUSIP No. 591708102	Page 6 of 8 Pages

All ownership percentages of the securities reported herein are based upon 362,504,956 shares of Common Stock outstanding as of January 31, 2012, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Commission on February 29, 2012.

The ownership of each of the Reporting Persons is presented below:

(a)	Amount beneficially owned: MDCP is the owner of record of 30,568,184 shares of Common Stock. MDP IV is the owner of record of 13,128 shares of Common Stock. The shares of Common Stock of MDCP may be deemed to be beneficially owned by MDP IV, who is the sole general partner of MDCP. John A. Canning, Jr., Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP IV that has the power, acting by majority vote, to vote or dispose of the shares directly held by the Reporting Persons. Each of Messrs. Canning, Finnegan and Mencoff, and each of the Reporting Persons, other than the Reporting Person referenced as the record owner above, hereby disclaims beneficial ownership of any shares except to the extent of his or its pecuniary interest.

(b)	Percent of class: See Item 11 of each cover page. See also Item 4(a).

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

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CUSIP No. 591708102	Page 7 of 8 Pages

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

Exhibits

1. Agreement Regarding the Joint Filing of Schedule 13G (previously filed as Exhibit A to the Reporting Persons’ Schedule 13G filed February 14, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2012

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, L.L.C.
Its:	General Partner

By:	/s/ Mark B. Tresnowski

Name:	Mark B. Tresnowski
Title:	Managing Director

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, L.L.C.
Its:	General Partner

By:	/s/ Mark B. Tresnowski

Name:	Mark B. Tresnowski
Title:	Managing Director